Exhibit 7.02

Execution Version

SHAREHOLDERS’ AGREEMENT

between

REPSOL YPF, S.A.
REPSOL EXPLORACIÓN, S.A.
CAVEANT, S.A.
REPSOL YPF CAPITAL S.L.

and

PETERSEN ENERGÍA, S.A.

February 21, 2008

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"This is a convenience translation into English of a Spanish-language original document.  This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail."

TABLE OF CONTENTS

PARTIES:

PREAMBLE:

STIPULATIONS

1.           DEFINITIONS

2.           RULES OF INTERPRETATION

3.           OBJECTIVE OF THE AGREEMENT.  NATURE OF THE AGREEMENT.  GOVERNING GUIDING PRINCIPLES
3.1           Objective of the Agreement
3.2           Nature of the Agreement

4.           MAJORITIES REGIME
4.1           General regime for operation of the Meetings of Shareholders
4.2           General regime for adopting resolutions in the General Meeting of Shareholders
4.3           Special Matters

5.           BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISION
5.1           Structure of the management body
5.2           Composition of the Board of Directors
5.3           Designation of positions within the Board of Directors
5.4           Redistribution of positions within the Board of Directors
5.5           Directors
5.5.1        Duration
5.5.2        Designation
5.5.3        Removal
5.5.4        Replacement
5.6           Operation of the Board of Directors
5.6.1        General operating regime
5.6.2        Guests
5.6.3        General regime for adopting decisions of the Board of Directors
5.6.4        Special matters in the Board of Directors
5.7           Actions by the Directors

6.           TRANSFER OF STOCK REGIME
6.1           Temporary restriction of transfer by PESA (“lock-up”)
6.2           Transfer by Grupo Repsol YPF during the Restriction Period
6.3           Transferability of the shares after the Restriction Period
6.4           Right of Joint Sale (“Tag-along”) in favor of PESA on Sales of Material Blocs to Third Parties by Grupo  Repsol YPF
6.5           Calculation of participations
6.6           Right of First Offer
6.7           Direct or indirect transfers in PESA and Grupo Repsol YPF

4 6 7 7 7 8 8 9 9 9 10 10 12 12 12 14 17 18 18 19 19 19 20 20 20 20 21 22 23 23 24 25 26 27 28 29

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7. CORPORATE AND OTHER POLICIES 8. INFORMATION 9. DEFAULT 10. DURATION, MODIFICATIONS, AND ASSIGNMENT 11. MISCELLANEOUS	30 34 34 34 35

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In Madrid, on February 21, 2008.

I.           PARTIES

(1)
Of the first part Repsol YPF, S.A., the parent company of grupo Repsol YPF (hereinafter “Repsol YPF”), established pursuant to Spanish law on November 12, 1986 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. Miguel Mestanza Fraguero on the same date under number 4,293 of those of his / her Protocol, a company duly recorded in the Commercial Registry of Madrid in Volume 7063, 6058 of Section 3rd of the Companies Book, Sheet 119, Page 72.059-1. Repsol has its principal executive offices at Paseo de la Castellana 278, 28046 Madrid and its tax identification code (CIF), A-78374725, is current.

Herein represented by Mr. Antonio Brufau Niubó, of age of majority, married, a Spanish national, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 40.824.513-L, current, in virtue of a power of attorney granted on October 29, 2004, before the Notary of Madrid Carlos Rives Gracia, under number 2,889 of his protocol.

(2)
Repsol Exploración, S.A., (hereinafter “Repsol Exploración”), established pursuant to Spanish law on May 5, 1965 in virtue of public articles of incorporation granted before the notary public of Madrid Joaquín Enrique Pérez del Real on the same date under number 2,098 of those of his / her Protocol, a company duly recorded in the Commercial Registry of Madrid in Volume 3146, Sheet 1, Page M-53739. Repsol Exploración has its principal executive offices at Paseo de la Castellana 280, 28046 Madrid and its tax identification code (CIF), A-28138873, is current.

Herein represented by Mr. Nemesio Fernández-Cuesta Luca de Tena, of age of majority, married, a Spanish national, with professional domicile at Madrid, Paseo de la Castellana 280, and holder of Spanish National Identification Document number 786.139-E, current, in virtue of a power of attorney granted on January 26, 2005, before the Notary of Madrid Carlos Rives Gracia, under number 150 of his protocol.

(3)
Caveant, S.A., (hereinafter “Caveant”), established pursuant to Argentine law, with Bylaws recorded at the Inspectorate General of Justice on July 2, 1980 under number 2,415 of Book 95 Volume A of Business Companies. Caveant has its principal executive offices at Buenos Aires, Avda. President Roque S. Peña 777, and its tax identification code (CIF), 30-62881362-7, is current.

Herein represented by Mr. Fernando Ramírez Mazarredo, of age of majority, married, a Spanish national, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 1.485.502-R, current, in virtue of a power of attorney granted on February 14, 2008, before the Notary of Buenos Aires Carlos Emilio del Río, under folio 110 of his protocol.

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(4)
Repsol YPF Capital, S.L., a company wholly-owned by grupo Repsol (hereinafter “Repsol YPF Capital”), Spanish on December 20, 2002 in virtue of public articles of incorporation granted before the notary public of Madrid Carlos Rives Gracia on the same date under number 4,116 of those of his / her Protocol, a company duly recorded in the Commercial Registry of Madrid in Volume 18308, Sheet 171, Page M-317473. Repsol YPF Capital has its principal executive offices at Paseo de la Castellana 278, 28046 Madrid and its tax identification code (CIF), B-83505651, is current.

Herein represented by Mr. Fernando Ramírez Mazarredo, of age of majority, married, a Spanish national, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 1.485.502-R, current, in virtue of a power of attorney granted on February 19, 2008, before the Notary of Madrid Martín Recarte Casanova, under number 590 of his protocol..

Repsol Exploración, Caveant, and Repsol YPF Capital are wholly owned by Repsol YPF, which is the holder, directly or indirectly, of 100% of the respective capital stock, with the exception of 0.000003% of the capital stock of Repsol Exploración which, indirectly, is held by private shareholders.

(5)
Of the second part, Petersen Energía, S.A., a company established pursuant to Spanish law, for purposes of this transaction, on July 23, 2007 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. José Luis Martínez-Gil Vich on the same date under number 2918 of those of his / her Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 24588, Sheet 88, Page M-443504. Petersen Energía, S.A. has its principal executive offices at Plaza Pablo Ruiz Picasso 1, Torre Picasso, 38th Floor, 28020, Madrid, and its tax identification code (CIF), A-85174621, is current.

Herein represented by Mr. Matías Eskenazi Storey, of age of majority, married, an Argentine national, with domicile at Cerrito 740, 1st Floor, Buenos Aires, Argentina, and holder of Alien National Identification Document number X-9298890-J, current, in virtue of appointment as Managing Director pursuant to certified document no. 16 of the protocol of Mr. Manuel González-Meneses García Valdecasas dated January 9, 2008.

Hereinafter Petersen Energía, S.A. shall be referred to as “PESA.”

Hereinafter, Repsol YPF, Repsol Exploración, Caveant and Repsol YPF Capital shall be referred to, jointly and/or any of them individually and indistinctly, “Grupo Repsol YPF.”

Hereinafter Repsol YPF, Repsol Exploración, Caveant and Repsol YPF Capital, and PESA, shall be referred to, jointly, as the “Parties,” and any of them individually as a “Party.”

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PREAMBLE

(A)
The principal activity of Repsol YPF is focused on the hydrocarbons sector and, specifically, in the activities of exploration, exploitation, and production of crude and natural gas, the transportation of petroleum products, liquid petroleum gases (LPG’s), and natural gas, refining, production of a broad range of petroleum products and the sale of petroleum products, derived from petroleum, petrochemical products, LPG and natural gas.

(B)
Repsol Exploración, Caveant and Repsol YPF Capital are companies held by Repsol YPF, whose principal activity focuses on the hydrocarbons sector and, specifically, in the case of Repsol Exploración, on the activities of exploration, exploitation, and production of crude and natural gas, the transportation of petroleum products, liquid petroleum gases (LPG’s) and natural gas, refining, production of a broad range of petroleum products and the sale of petroleum products, derived from petroleum, petrochemical products, LPG and natural gas. In the case of Caveant and Repsol YPF Capital, their principal activities are focused on holding shares of and interests in other companies.

(C)
PESA is a Spanish company of Spanish nationality whose principal activity is the investment, management, and administration of securities, bonds and/or stock. PESA is wholly owned by Petersen Energía PTY, Ltd., Petersen Energía PTY, Ltd., in turn, is wholly owned by the following natural persons: Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey, and Mr. Ezequiel Eskenazi Storey (hereinafter, jointly, “Messrs. Eskenazi”).

(D)	YPF, S.A. (hereinafter, the “Company”) is a company listed on the international capital markets owned by Grupo Repsol YPF, it being the intention of the Parties that it remain in such group.

(E)
Grupo Repsol YPF and Messrs. Eskenazi signed a purchase and sale option agreement (hereinafter, the “First Option Agreement”) today, in virtue of which Messrs. Eskenazi may acquire from Grupo Repsol YPF up to an additional 0.1 percent of the capital stock of the Company (hereinafter, the “Option 1”).

Grupo Repsol YPF and Messrs. Eskenazi also signed a purchase and sale option agreement (hereinafter, the “SecondOption Agreement”) today, in virtue of which Messrs. Eskenazi (the “Holder of the Option”) may acquire from Grupo Repsol YPF up to an additional ten (10) percent of the capital stock of the Company (hereinafter, the “Option 2”).

(F)
Repsol YPF and PESA state their will and commitment to remain in the long-term, as herein contemplated, shareholder of the Company with a material interest, as well as the desire to contribute to the performance of a shared project or strategy that results in the creation of value for all shareholders.

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The Parties and the appearing persons, mutually recognizing sufficient legal capacity herefor, have freely agreed to commit themselves by signing this shareholders’ agreement (hereinafter, the “Agreement”) pursuant to the following

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STIPULATIONS

1.           DEFINITIONS

For the effect of this Agreement, the terms that appear in Appendix 1, shall be construed pursuant to their correlative definitions.

2.           RULES OF INTERPRETATION

This Agreement shall be interpreted pursuant to the special precepts established below and the general rules of contract interpretation pursuant to the Applicable Law.

(i)	All the appendices form an integral part of the Agreement, and they have the same validity and effectiveness as if they were incorporated into its main body.

(ii)	References made to clauses are deemed made to clauses of this Agreement.

(iii)	The terms “including,” “included,” “inclusive,” and other similar acceptations should be interpreted as if they were followed by the phrase, “without limitation and merely by way of example.”

(iv)
Provisions introduced with the phrase “for greater clarity” have in and of themselves full normative and binding effects, and they constitute clarifications or [particularities] that do not prejudice the generality of the preceding precepts with respect to such as are indicated.

(v)	Definitions used in singular shall be construed “mutatis mutandis” when used in the plural.

(vi)
Except if otherwise indicated, any reference to “days” shall be construed as “calendar days” or “consecutive days.” Without prejudice to the foregoing, when the phrase “business days” appears it shall be construed as referring to the days that are also working days, from Monday to Friday, in the cities of Buenos Aires (Argentina), Madrid (Spain) and New York (USA).

(vii)
Any reference in this Agreement to shares or interest held in a specific corporate entity will include shares, interest held and any other form of participation in the capital of such corporate entity, as well as any certificates issued by such corporate entity or by any third party representative of shares, interest held or participation in such corporate entity, including without limitation, “American Depositary Shares”, “American Depositary Receipts” and any other depositary certificate or custody of the shares, interest held or participation in such corporate entity.

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3.	OBJECTIVE OF THE AGREEMENT. NATURE OF THE AGREEMENT. GOVERNING GUIDING PRINCIPLES

3.1           Objective of the Agreement

The objective of this Agreement is to establish as binding precepts among the Parties:

(i)	the rules that must govern the relationship of Grupo Repsol YPF and PESA in the governance of the Company;

(ii)	the framework of rights and obligations related to certain transfers of the Company’s shares; and

(iii)	other provisions and precepts to which the Parties wish to subject their relationship as shareholders of the Company.

3.2           Nature of the Agreement

This Agreement has the nature of a quasi-corporate agreement of a binding nature among the parties that sign it.

The corporate bylaws of the Company shall not be amended in virtue of this Agreement and it shall take all its effects with respect to good-faith third parties, without prejudice to which the Parties acknowledge that the provisions established in this Agreement shall govern their relations and shall prevail in the relationship among them above what is stipulated in the corporate bylaws. Excepted from the preceding stipulation are the amendments to the Company’s corporate bylaws expressly stipulated in this Agreement.

The Parties undertake to comply with the provisions established in this Agreement and to participate and vote in the General Meeting of Shareholders in full performance hereof. The Parties undertake to take all Necessary Acts (i) for the Directors named by them to do the proper thing in any meeting of the Company’s Board of Directors and/or in the performance of their functions; and (ii) for the better performance of all the provisions of this Shareholders’ Agreement.

Notwithstanding any provisions made in the corporate bylaws, the Parties respectively undertake at all times to do the Necessary Acts in order to ensure that the provisions of this Agreement to be applicable among them and with respect to the Company.

4.           MAJORITIES REGIME

4.1           General regime for operation of the General Meeting of Shareholders

The regime for calling, publishing, a quorum, proxies, and holding the Company’s Meetings of Shareholders shall be subject to the provisions in the Company’s corporate bylaws. Without prejudice thereto, notifications of meetings of any nature shall be made, in addition to the publications stipulated by law, through written notifications from one of the Parties to the other at least twenty (20) days in advance of the date the meeting is held.

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4.2           General regime for adopting resolutions in the General Meeting of Shareholders

Resolutions of the General Meeting of Shareholders shall be adopted by the majorities required by the applicable law except when otherwise stipulated in the Company’s bylaws or this Agreement. The Parties agree to take all the Necessary Acts for the decisions that involve the approval of any of the matters stipulated in Clause 4.3 not to be adopted by the Company if they do not have the favorable vote or express consent of the representative of Grupo Repsol YPF and the representative of PESA for the approval of the specific proposal to be approved by the appropriate body of the Company pursuant to the Company’s corporate bylaws and the applicable laws.

Such consent or favorable agreement shall be made known in the prior meetings of the Parties to which this Agreement makes reference.

4.3           Special Matters

The Parties shall analyze in advance of the discussion of the general meeting and the notification thereof any resolutions related to the matters that are listed below in this Clause 4.3 (hereinafter, the “Special Matters”).

To that end, the Parties undertake to meet in advance and, in any case, at least five (5) business days in advance of the general meeting in which any of the Special Matters is included in the order of the day of the general meeting, to agree on the direction of the vote of the Parties in relation to that Special Matter, leaving written evidence thereof.

The Parties undertake to vote in the respective meeting pursuant to the agreement reached in that meeting and, in the absence of an agreement, to vote against the adoption of the resolution related to the Special Matter.

The Parties undertake to take all the Necessary Acts (including, without limitation, not attending or attending and voting against in the general meeting) to prevent the adoption of any agreement related to a Special Matter that has not been previously agreed by the Parties.

The following shall be deemed Special Matters:

(i)
Increases and/or returns of the Company’s capital in an amount with a par value greater, as a whole considering all the increases approved from the date hereof, than two hundred and fifty million pesos ($250,000,000), even if they are made by issuing any convertible securities. All increases shall have a premium over par which, together with the par value, may not be less than the FMV (“Fair Market Value”). If capital is reduced for any reason, this excess of two hundred and fifty million pesos in par value shall be reduced proportionally.

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(ii)	Reductions in the Company’s capital, except such as are legally required.

(iii)	The merger of the Company or any of its Material Subsidiaries, except in the case of mergers between Material Subsidiaries or between Material Subsidiaries and other subsidiaries of the Company.

(iv)	The divestiture of the Company or of any of its Material Subsidiaries.

(v)	The transformation of the Company or of any of its Material Subsidiaries.

(vi)	The dissolution of the Company and/or its Material Subsidiaries, except in cases of obligatory performance pursuant to the applicable law.

(vii)
Notwithstanding the provisions of point (i) above, the issuance or granting of options, subscription rights, convertible obligations, warrants, or other rights or securities subject to being converted into certificates giving certain limited rights to holders of retired stock and bonds [acciones o bonos de goce] or preferred stock [acciones de participación] of any class.

For greater clarity, excepted from the application of the super-majorities regime is the issuance of simple obligations and any other nonconvertible serial issues of securities representing debt (bonds, notes, etc.).

(viii)	The transfer of the corporate or tax domicile outside of the Republic of Argentina.

(ix)	Modification of the Company’s bylaws.

(x)	Suspension of the preferred right of subscription to stock and/or convertible instruments.

(xi)	Designation or removal of outside auditors.

(xii)	The exclusion of the Company from listing on the Buenos Aires and/or New York Stock Exchanges and/or the withdrawal of a public offering for its stock.

(xiii)	The Removal or sale of a set of material assets and/or liabilities of the Company or of any Material Subsidiary.

(xiv)
The ratification or approval of a declaration of insolvency or bankruptcy or the start of an extrajudicial preventive agreement proceeding with respect to the Company or any of its Material Subsidiaries.

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5.           BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISION

5.1           Structure of the management body

The Company shall be managed by a Board of Directors which shall be governed pursuant to the rules and regulations established in its corporate bylaws and pursuant to the provisions of this Agreement. The Parties shall perform the Necessary Acts for the Board of Directors, the Audit Committee, the Executive Committee and the Management Committee of the Company to be comprised at all times in the manner indicated in Clause 5, and for the positions and functions stipulated in this Clause 5 to be distributed at all times in the manner indicated in such Clause 5.

5.2           Composition of the Board of Directors

5.2.1           Number of members

The Board of Directors of the Company shall be comprised of a total of up to twenty one (21) full Directors and a total of up to twenty one (21) alternate Directors. The Parties undertake to modify the Company’s corporate bylaws to reflect such maximum number of directors.

The Directors shall be persons with experience and recognized professional competency.

The Company’s Class D Shares (in conjunction with the Class B Shares and the Class C shares) shall have the authority to designate up to a total of twenty (20) full Directors and a total of up to twenty (20) alternate Directors.

Once the amendment indicated in this Clause 5.2.1 has been made to the Company’s corporate bylaws, the number of members or conditions required to hold the capacity of Director stipulated in the corporate bylaws shall not be amended without prior consent of the Parties. If the Parties do not reach an agreement, current conditions shall remain unchanged.

The Parties agree that the designation of Directors shall be made respecting, in all cases, the principle of proportionality with respect to the interest in the capital that each shareholders has in the capital stock of the Company. In any case, whenever Grupo Repsol YPF has an interest in the Company greater than 50%, Grupo Repsol YPF shall have the right to nominate the majority of the members of the Board of Directors.

Without prejudice to the foregoing, and insofar and inasmuch as there are other shareholders in the Company, other than PESA (or companies controlled directly or indirectly by the Eskenazi Family) and Grupo Repsol YPF, which are not parties to this Agreement and which individually have an interest in the capital stock of the Company no greater than ten percent (10%), the designation of Directors shall at all times be made respecting the provisions of Clause 5.2.2 and Clause 5.2.3. If there are shareholders who individually have an interest in the capital stock of the Company greater than ten percent (10%), including the

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case stipulated in Clause 5.4, the designation of Directors shall be made by Repsol YPF and PESA (taking into account, for the effects of calculating PESA’s interest, the holdings in the other companies directly or indirectly controlled by the Eskenazi Family) proportionally, PESA having a right, however, always to propose a minimum of five (5) full directors and five (5) alternate Directors, except in the case contemplated in Clause 5.2.3 last paragraph.

5.2.2           Directors designated by Repsol YPF

Grupo Repsol YPF shall have a right to nominate up to thirteen (13) full Directors and up to thirteen (13) alternate Directors of the Company (hereinafter the “Directors designated by Repsol YPF”), from among the Directors whom Class D Shares are responsible for designating, of whom at least two (2) full Directors and two (2) alternate Directors must meet the requirements to be considered Independent Directors.

5.2.3           Directors designated by PESA

PESA shall have a right to nominate five (5) full Directors and five (5) alternate Directors of the Company (hereinafter, the “Directors designated by PESA”), from among the Directors whom Class D Shares are responsible for designating, of whom one (1) full director and one (1) alternate shall meet the requirements to be considered Independent Directors.

Without prejudice to the foregoing, if the Holder of Option 2 does not exercise its right to the Option within the effective period of that right and in addition PESA decreases its interest in the Company (taking into account, for the purpose of calculating PESA’s interest, the interest held by the remaining companies directly or indirectly controlled by the Eskenazi Family) of to 10% as a result of exercising the rights stipulated in its favor in Clause 6.4 and in Clause 7.1, the number of PESA directors on the Board of Directors shall fall to three (3) full Directors and three (3) alternate Directors. In such case, the Parties undertake to perform the Necessary Acts to reduce to three the directors designated by PESA on the Board of Directors.

5.2.4           Composition of the Board of Directors

Each Party shall notify the other Party in writing, prior to March 7, 2008, the date of the Company’s meeting of shareholders convened by the Board of Directors, the information on the persons proposed by each of them to be designated full Directors and alternate Directors, as well as Trustees, in such meeting.

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5.3           Designation of positions within the Board of Directors

5.3.1           Chairmanship of the Board of Directors

The position of Chairman of the Board of Directors shall necessarily be assigned to one of the Directors designated by Grupo Repsol YPF. The Parties agree that the Chairman of the Board of Directors shall not in any case perform the functions of General Manager or “Chief Executive Officer” of the Company.

Initially, the position of Chairman shall be performed by Mr. Antonio Brufau Niubó.

5.3.2           Executive Vice Presidency

The executive vice presidency will necessarily be assigned to one of the Directors designated by PESA.

The Executive Vice President shall act as principal executive of the Company (that is to say, the “Chief Executive Officer”) (hereinafter, the “Executive Vice President” or “CEO”), to which position Don Sebastián Eskenazi is initially assigned.

Additionally, while Mr. Enrique Eskenazi holds the position of Director of the Company, the Board of Directors will have a nonexecutive vice presidency which shall be performed by the same Mr. Enrique Eskenazi. When Mr. Enrique Eskenazi ceases to hold the position of Director of the Company, such executive vice presidency will remain vacant.

The Parties undertake to perform all the Necessary Acts to amend the Company’s corporate bylaws if necessary for the effectiveness of this Clause.

5.3.3           Chief Operating Officer

The Board of Directors shall designate from among its members a Chief Operating Officer (hereinafter, the “COO”) who shall have the authorities stipulated for such position in the corporate bylaws and who shall report to the Executive Vice President.

The position of COO shall necessarily fall to one of the members of the Board of Directors named by Grupo Repsol YPF.

Initially, the position of COO shall be performed by Mr. Antonio Gomis Sáez.

Without prejudice to the provisions of Clause 5.5.3, the CEO may remove the COO (both in his capacity as COO and as Director, and he may not resume performance of his services either for the Company or for any of its Subsidiaries) when the CEO believes that objective and justified circumstances occur that reasonably require such. In such case, the CEO may request the Board of Directors to agree to remove the COO. In which case, the Parties shall perform the Necessary Acts to remove the COO from his position and Grupo Repsol YPF shall cause his resignation or removal as Director. The Parties shall perform the Necessary Acts to designate his replacement as director and COO, pursuant to the proposal made by Grupo Repsol YPF.

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5.3.4           Executive Committee

The Board of Directors shall designate from among its members the members of the Executive Committee, which shall be comprised of up to six (6) members, as well as the Executive Vice President who shall be the one who presides over the Executive Committee (hereinafter, the “Executive Committee”), who shall be designated in all cases respecting the principle of proportionality with respect to the interest in capital that each shareholders has in the capital stock of the Company.

Without prejudice to the foregoing, insofar and inasmuch as there are other shareholders in the Company, other than Grupo Repsol YPF and PESA who individually hold an interest in the capital stock of the Company greater than twenty five percent (25), the members of the Executive Committee shall be designated thus:

Grupo Repsol YPF shall have a right to propose four (4) members of the Executive Committee.

PESA shall have a right to propose one (1) member of the Executive Committee who shall form part of such body together with the CEO.

The Executive Vice President shall preside over the Executive Committee.

5.3.5           Management Committee

The Management Committee shall be comprised of the CEO and COO and by the managers that they both designate jointly by common accord (hereinafter, the “Management Committee”).

The managers of the principal business and corporate areas and the other relevant personnel shall be designated and removed jointly by the CEO and COO by common accord.

The Management Committee shall be the body supporting the Executive Vice President and the COO in the regular management and operation of the Company’s business.

The Management Committee shall be presided over by the Executive Vice President and, in his absence, by the COO. The Executive Vice President, taking into consideration the requests made to that end by the COO and the Company’s managers, shall set the points of the order of the day in meetings and the COO shall assume responsibility for its organization and operation.

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5.3.6           Audit Committee

The Audit Committee shall be comprised of three (3) full Trustees and three (3) alternate Trustees.

Among the Trustees that Class D Shares are responsible for designating, Grupo Repsol YPF shall have a right to propose one (1) full Trustee, who shall act in all cases as Chairman of the Committee, and one (1) alternate Trustee.

Among the Trustees that Class D Shares are responsible for designating, PESA shall have a right to propose one (1) full Trustee, and one (1) alternate Trustee.

Notwithstanding, Grupo Repsol YPF has proposed to the General Shareholders’ Meeting to be held on March 8, 2008, an amendment to the corporate bylaws to change the maximum number of Trustees stipulated in the Company’s corporate bylaws, such that the Audit Committee may come to be comprised of five (5) full Trustees and five (5) alternate Trustees, of which one (1) full Trustee and one (1) alternate Trustee shall be designated by the Class A Shares and the rest of the full and alternate Trustees shall be designated by the Class D Shares. As a result, and if the General Shareholders’ Meeting approves such amendment, the Parties agree that, among the Trustees that Class D Shares are responsible for designating, Grupo Repsol YPF shall have a right to designate three (3) full Trustees, of whom one shall in all cases act as Chairman of the Committee, and three (3) alternate Trustees. Likewise, among the Trustees that Class D Shares have a right to designate, PESA shall have a right to designate one (1) full Trustee and one (1) alternate Trustee. PESA undertakes, as necessary, to vote in favor of this modification of the audit Committee at the General Shareholders’ Meeting to be held on March 8, 2008.

5.4           Redistribution of positions within the Board of Directors

Pursuant to Clause 7 of this Agreement, it is the intention of the Parties that the Company prepare and perform the necessary acts to increase the number of the Company shares listed for trading on the Stock Exchange, by the formulation by Repsol YPF of the Initial Public Offering (OPV, as such term is defined below).

The Parties acknowledge and accept that the aforementioned OPV and /or future legal or regulatory requirements may require the naming of a greater number of Independent Directors than those stipulated in this Agreement. The Parties agree that, in such case, the naming of such Independent Directors shall be done respecting, in all cases, the principles established in Clause 5.2.1, including, in accordance with the foreseen in such clause, the proportional designation of directors with respect to the shareholdings that each shareholder has in the capital stock of the Company and majority presence of Grupo Repsol YPF. The Parties undertake to perform all the Necessary Acts to amend the Company’s corporate bylaws if such were necessary to implement this paragraph.

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The Independent Directors designated by each Party shall meet the required to meet the independence requirements stipulated in the applicable regulations and their designation shall have the agreement of the other Party, which may not be unreasonably denied. Each Party may request, with just cause, that the Party that designated an Independent Director remove him and designate new ones to replace him.

Likewise, in the case that new shareholders acquire an interest in the capital stock of the Company that gives them a right to designate Directors, the Parties undertake that the designation by each Party of the members of the Board of Directors which together they have a right to designate be done by respecting, in all cases, the principle established in Clause 5.2.1 on the proportional designation of Directors respecting the capital interest that each shareholder has in the capital stock of the Company.

The Parties hereafter undertake to perform all the Necessary Acts to enable the redistribution of the positions on the Board of Directors, pursuant to the provisions of this Clause 5.4, as soon as: (i) it is necessary pursuant to future legal or regulatory requirements; or (ii) new shareholders acquire an interest in the capital stock of the Company that legally gives them a right to designate directors.

5.5           Directors

5.5.1           Duration

The term of office of the position of Director shall be three (3) years.

5.5.2           Appointment

The Directors initially proposed by Grupo Repsol YPF and PESA, pursuant to the provisions of Clause 5.2 shall be named by the Company’s General Meeting of Shareholders.

Hereafter, the determination of the Directors designated by Grupo Repsol YPF shall belong exclusively to Repsol YPF, and the determination of the Directors designated by PESA shall belong exclusively to PESA, all this subject to the provisions of Clause 5.2. To implement such appointments it shall be sufficient for the General Meeting to adopt a resolution by ordinary majority.

Repsol YPF undertakes, as necessary, to vote in favor of the Directors proposed by PESA, for it to be able to maintain on the Board of Directors the number of representatives that corresponds to it pursuant to the stipulations of Clause 5.2. In turn, PESA undertakes, as necessary, to vote in favor of the Directors proposed by Grupo Repsol YPF for it to be able to maintain on the Board of Directors the number of representatives that corresponds to it pursuant to the provisions of Clause 5.2.

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5.5.3           Removal

Designated Directors may only be removed upon instruction from the Party who nominated them. As necessary, the other Party undertakes to cast an affirmative vote for such removal to take effect in each case, when so authorized by the nominating Party.

Notwithstanding, and without prejudice to the case of the COO whose removal is governed by Clause 5.5.3, exceptionally, when there are justified circumstances that so reasonably require, any of the parties may request the other Party, and if it were necessary insist, to remove any of the Directors who hold executive positions in the Company. In such case, the Party that named that Director shall proceed to remove him, both from his position as Director and his executive position in the Company, and it may freely appoint his replacement.

5.5.4           Replacement

In case of resignation or removal of any Director, whatever the cause, the party who appointed him (Grupo Repsol YPF or PESA, as the case may be) shall be responsible for filling the vacancy, subject to the provisions of Clause 5.2. As necessary, Grupo Repsol YPF and PESA undertake: (a) to cooperate as necessary to enable the prompt and immediate replacement; and (b) as necessary, to perform the Necessary Acts, including voting in favor of the nomination of PESA or Grupo Repsol YPF (as the case may be), pursuant to the provisions of Clause 5.2.

Without prejudice to the foregoing, when there are legally established requirements, the vacancy may be covered by designation by the Audit Committee, the Parties undertaking (a) to instruct the Trustees whom they named, to vote, within the Audit Committee, in favor of the naming of the replacement designated by the party responsible for filling the vacancy; and (b) to ratify, in the first General Meeting held, such appointment.

5.6           Operation of the Board of Directors

5.6.1           General operating regime

The regime for convening meetings, establishing, publishing, representing, holding, compensation and conflicts of interest on the Company’s Board of Directors, shall be subject to the provisions of the Company’s corporate bylaws and this Agreement.

5.6.2           Guests

Third party non-directors may attend meetings of the Board of Directors provided that they are invited by the President and the Executive Vice President and their presence is justified by reason of the matters to be discussed in each meeting.

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5.6.3           General regime for adopting decisions of the Board of Directors

The resolutions of the Board of Directors shall be adopted by the majorities required by the applicable law except when the Company’s corporate bylaws or this Resolution stipulate otherwise. The Parties agree to perform all the Necessary Steps for the decisions that involve the approval of any of the matters stipulated in Clause 5.6.4 not to be adopted by the Board of Directors nor for it to convene a general or special meeting of shareholders for treatment thereof if it does not have the favorable vote of the majority of the non-independent directors designated by PESA and Grupo Repsol YPF.

5.6.4           Special matters in the Board of Directors

The Parties shall analyze prior to their treatment by the Board of Directors and the convening thereof any resolutions that are related to the Special Matters and the matters that are listed below in this Clause 5.6.4 (hereinafter, jointly, the “Special Matters in the Board of Directors”).

To that end, the Parties undertake to meet in advance of the inclusion of any Special Matter in the Board of Directors in the order of the day of any notification of a meeting of the Board of Directors, and, in any case, at least two (2) business days in advance of the date the Board of Directors meeting is held if any of the Special Matters in the Board of Directors is included on the order of the day for the Board of Directors meeting (when the inclusion in the order of the day is due to a request by any director not designated by the Parties or a shareholder other than the Parties), to decide who the Parties will vote in relation to that Special Matter by the Board of Directors and to perform all the Necessary Acts for the Board of Directors to vote pursuant to the agreement reached by the Parties or, in the absence of an agreement, to vote against the adoption of the resolution related to the Special Matter in the Board of Directors.

The Parties undertake to perform all Necessary Acts to prevent the adoption of any resolution related to a Special Matter in the Board of Directors that has not been previously agreed by the Parties.

The following shall be deemed Special Matters in the Board of Directors:

(i)	Any action that results in the reduction of the percentage of Company’s direct or indirect interest in any of its Material Subsidiaries.

(ii)
The contracting of debts, including issuance [of] negotiable obligations and/or debt instruments, the granting of guaranties or making investments that (a) contractually limit the payment of dividends; and (b) cause the consolidated debt / consolidated EBITDA ratio, measured quarterly, to reach or exceed 3 to 1.

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(iii)
The execution, termination, or modification of any transaction, contract, agreement, or obligation between the Company and a Shareholder or its Affiliates or the Directors or Trustees of the Company or companies related or affiliated to any of them.

(iv)
Making investments, contributions, or acquisitions of interests in companies or investing or acquiring any assets not contemplated in the budget whose total amount per transaction, as a whole, exceeds (both if done on one or more occasions) two hundred and fifty million United States dollars (US$ 250,000,000).

(v)	The assignment or transfer of a line of business or any material set of assets and/or liabilities of the Company or of any Material Subsidiary.

(vi)	A request for the declaration of insolvency or bankruptcy or the start of an extrajudicial preventive agreement with respect to the Company or any of its Material Subsidiaries.

(vii)	The resolutions related to Material Matters and Special Matters in the Board of Directors of the Material Subsidiaries cited in Clause 4.3.

(viii)
While the Term Loan is in effect, the deregistration with the SEC or with the Buenos Aires Stock Exchange or other applicable bodies with respect to the Company’s Class D Shares or the instruments that represent them (ADRs) that are listed and traded on the New York Stock Exchange (USA) or Buenos Aires.

5.7	Actions by the Directors.

Each one of the Parties shall be liable to the other for the acts and omission of the Nominee Directors and other persons designated or proposed by it, with respect to the full performance and observance at all times of the provisions of this Agreement and the performance by the nominee Directors and such persons as are designated or proposed by it of the Necessary Acts leading to such performance. Without prejudice to the aforesaid, the Parties shall perform all the Necessary Acts to replace or remove, at the sole request of the other Party, immediately or not beyond five (5) business days from receiving such request from the other Party, any of the nominee Directors or persons designated by them who do not act in accordance and consistent with the terms of this Agreement and they shall perform the Necessary Acts to nullify the acts performed in violation of the provisions of this Agreement and to return the situation to the state existing before the nonperformance.

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6.           TRANSFER OF STOCK FRAMEWORK

6.1           Temporary restriction of transfer BY PESA (“lock-up”)

6.1.1           Restriction Period

During the five (5) years after the date of the Agreement (hereinafter, the “Restriction Period”), PESA undertakes not to transfer its Shares under any title or for any cause.

(i)           While the Term Loan is in effect

Notwithstanding, during the Restriction Period, PESA may dispose of its Shares provided that comply with all the following requirements (a) that PESA maintains an equivalent interest equal to, at minimum, the Minimum PESA Participation in the capital stock of the Company; (b) that the amounts obtained by PESA as a result of such transfers are destined wholly, totally and exclusively to the amortization, as interest or principal, of any financing obtained by PESA for the acquisition of the Shares that are the object of the transfer and, (c) that such amortizations can not be covered by dividends paid by the Company o are necessary to reestablish coverage ratios or to prevent defaults or executions stipulated in such financings.

(ii)           After the Term Loan is extinguished

Additionally, and without prejudice to the foregoing, insofar as PESA has paid all the amounts owed as interest and principal corresponding to the Term Loan, PESA may dispose of its Shares during the Restriction Period, as long as it maintains an interest equal to the Minimum PESA Participation in the capital stock of the Company, both (i) pursuant to the provisions of Clause 6.4; and (ii) pursuant to the provisions of Clause 7.1.

For greater clarity, PESA’s percentage in the capital stock of the Company may in no case be less than the Minimum PESA Participation.

6.1.2           Accelerated termination of the restriction in certain cases

The limitations on PESA’s transfers during the Restriction Period stipulated in Clause 6.1.1 shall end in advance if the participation of Grupo Repsol YPF in the Company is less: (i) than thirty-five percent (35%); or (ii) in the case stipulated in the second paragraph of Clause 6.5, at the greater percentage participation thereat stipulated.

At all times the restrictions shall be deemed above any other additional restrictions that might exist in virtue of this Agreement.

For greater clarity, for the effects of calculating the percentage of Repsol YPF’s capital stock, the provisions of Clause 6.5 shall be taken into account.

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6.2           Transfer by Repsol YPF during the Restriction Period

During the Restriction Period, Grupo Repsol YPF undertakes to maintain an interest greater than or equal to fifty point zero one percent (50.01%) of the capital stock of the Company. Such 50.01% shall not in any case include Grupo Repsol YPF’s shares that are subject to performance of Option 1 and Option 2.

Notwithstanding, Grupo Repsol YPF may transfer its shares of the Company without being subject to the restriction established in the previous paragraph if two requirements are met: (i) the buyer is a first order company order incorporated in a “Permitted Country” (as such term is defined in the Term Loan) primarily dedicated to the oil and gas business and that at the time of the transfer has an A1 or better rating from Moody’s and of A+ or better from Standard and Poor’s (and such rating will not fall below such level pursuant to the transfer nor will it be placed in a “negative Watch” due to the same), and (ii) the buyer will adhere to this Agreement (for greater clarity, adhesion is understood to be the assumption by the buyer of the same obligations of Group Repsol YPF under this Agreement, in such a way that the buyer and Group Repsol YPF constitute only one Party in the terms of the current Shareholders Agreement).

The undertaking by Grupo Repsol YPF, established in the first paragraph of this Clause, shall remain for the period initially stipulated for the Term Loan, except if PESA pays off the Term Loan in full in advance.

Without prejudice to the foregoing, once PESA has paid the amounts owed as interest and principal corresponding to the Term Loan, Grupo Repsol YPF may transfer the Company’s shares provided that Grupo Repsol YPF maintains (i) a percentage greater than or equal to third-five percent (35%); or (ii) in the case stipulated in the second paragraph of Clause 6.5, the greater percentage participation thereat stipulated.

If during the Restriction Period, PESA’s participation were below the Minimum PESA Participation calculated as stipulated in Clause 6.5, such will not generate any liability whatsoever for Grupo Repsol YPF. Notwithstanding, Grupo Repsol YPF may transfer its participation without any amount limit.

In any case, while there are outstanding balances on the Vendor’s Loan, the funds that PESA obtains from the transfers that leave it below the Minimum Participation shall be fully allocated to paying off the outstanding balances of the Vendor Loan as stipulated in the Vendor’s Loan agreement.

6.3           Transferability of the shares after the Restriction Period

From the expiration of the Restriction Period onward, PESA may transfer its shares by any means and without limitation. For its part, Grupo Repsol YPF may transfer its shares in the Company until its participation reaches a percentage which, provided that PESA maintains Minimum PESA Participation, adds together with PESA’s real participation to forty percent (40%) of the capital stock of the Company.

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For greater clarity, if PESA’s participation were less than the Minimum PESA Participation, this will not generate any responsibility for PESA with regard to Repsol YPF Group, notwithstanding, Grupo Repsol YPF will be able to freely transfer its shares without limit.

In any case, while there are outstanding balances on the Vendor’s Loan, the funds that PESA obtains from the transfers that leave it below the Minimum Participation shall be fully allocated to paying off the outstanding balances of the Vendor Loan as stipulated in the Vendor’s Loan agreement.

While PESA’s participation is equal or exceeds the Minimum PESA Participation, Grupo Repsol YPF could only transfer its shares for below such percentage as added to PESA’s real participation represents, after the expiration of the Restriction period, forty percent (40%) of the Company’s capital, provided that the purchaser (i) is a first-tier company in the oil and gas industry (Oil & Gas); and (ii) it adheres to the Shareholders’ Agreement.

For the effects of the provisions of this Clause, to calculate PESA’s percentage of capital stock, the provisions of Clause 6.5 shall be used.

6.4	Right of Joint Sale (“Tag-along”) in favor of PESA on Sales of Material Blocs to Third Parties by Repsol YPF

Without prejudice to the provisions of Clause 6.2, the Parties agree that in the case that (i) PESA has paid all the amounts owed as interest and principal corresponding to the Term Loan; and (ii) Grupo Repsol YPF were to transfer or sell, directly or indirectly, to a Third Party, in any manner, including the assignment of its right to subscribe to shares, a number of shares in the Company greater (together with any other sale or transfer made by Grupo Repsol YPF, directly or indirectly, to such third party or to any of its Affiliates) to five percent (5%) of the capital stock of the Company (hereinafter, the “Material Block”), PESA shall have a right to exercise a follow-on right, to sell to the Third Party (to the detriment of the Repsol YPF shares) a number of shares of the Company directly proportional to the participation that PESA has, at that time, calculated on all of PESA and Repsol YPF’s shares together (PESA being able to exercise such right for the total or for a smaller number of the shares corresponding to such proportion). Such transfer shall be made at the same time and under the same terms and conditions agreed by Repsol YPF with the acquiring third party.

For greater clarity, the joint right of sale granted to PESA does not mean for PESA an obligation to sell to the acquiring third party.

If outstanding balances exist on the Vendor’s Loan, PESA may exercise that right of joint sale provided that the funds that PESA obtains from participating in this joint sale are fully allocated to paying off the outstanding balances of the Vendor’s Loan, as stipulated in the Vendor’s Loan.

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Pursuant to the aforesaid, if Grupo Repsol YPF were to receive an offer to purchase in any form, including the assignment of its right to subscribe to shares or rights inherent to the shares, of a Material Block (counting any other sale or transfer made by Grupo Repsol YPF, directly or indirectly, to such third party or to any of its affiliates, to calculate such Material Block) from any third party (the “Third-Party Acquirer”):

(i)
Grupo Repsol YPF shall send through certifiable means a copy of the offer received from the Third-Party Acquirer to PESA which shall indicate the price per share, the number of shares that the Third-Party Acquirer is offering to acquire, and the other terms and conditions of the offer.

(ii)
Once such copy is received, PESA shall have a period of thirty (30) business days (the “Exercise Period”) to exercise the right contained in this Clause 6.4. through notification to Grupo Repsol YPF within such Exercise Period.

(iii)
Once the Exercise Period has lapsed without PESA having given any response whatsoever to the preceding offer, it shall be construed that PESA waives the right to exercise the right granted to it in this Clause 6.4, with respect to such offer in particular.

(iv)
Repsol YPF shall sign the contract by which the shares indicated in the Third-Party Acquirer’s offer are transferred at the price and under the conditions indicated therein within a thirty (30) business day period following the expiration of the Exercise Period, otherwise the transfer of such shares shall once again be subject to the terms of this Clause.

If PESA were to exercise in the manner herein stipulated its follow-on right, Grupo Repsol YPF shall notify the Third-Party Acquirer in order for it to undertake the acquisition of the affected shares.

6.5           Calculation of participations

For greater clarity and for the effects of the provisions of Clauses 6.1, Clause 6.2 andClause 6.3, to calculate the Minimum PESA Participation during the Restriction Period and after and for the effects of the provisions in Clause 5.2, in Clause 10.1 and in Clause 10.2 to calculate PESA’s participation, any dilutions from increases in capital stipulated in Clause 4.3.(i) or such other increases as are adopted without the favorable vote of PESA, shall not be taken into account.

As a result of the foregoing, if during the Restriction Period PESA’s real participation were lower than the Minimum PESA Participation, Grupo Repsol YPF shall maintain a participation which, added to PESA’s real participation, is greater than fifty percent (50%) of the capital stock of the Company and it may only transfer its participations pursuant to the provisions of Clause 6.2.

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Likewise, if after the Restriction Period PESA’s real participation were below the Minimum PESA Participation, Grupo Repsol YPF shall maintain a participation which, added to PESA’s real participation, is greater than or equal to forty percent (40%) of the capital stock of the Company (without calculating the shares of Grupo Repsol YPF that are subject to execution of Option 1 and of Option 2) and it may only transfer pursuant to the provisions of Clause 6.4.

For greater clarity, the Parties acknowledge and accept that Grupo Repsol YPF’s participation thresholds described in the preceding two paragraphs shall only be applicable in those cases in which PESA’s real participation were less than the Minimum PESA Participation as a sole consequence of any dilution which might derive from capital increases approved pursuant to the provisions of Clause 4.3.(i) or capital increases that were adopted without the favorable vote of PESA.

6.6           Rights to First Offer

If any of the Parties (hereinafter, the “Transferring Party”) were to decide to transfer a block of the Company Shares greater than ten percent 10% of the Company’s capital stock (hereinafter, a “Material Block of Shares”), the other Party shall have a right to a first offer on the Material Block of Shares under the following terms:

(i) The Transferring Party shall send written notification to the other party (hereinafter, “Notification of Intent to Transfer”) indicating (a) its intent to transfer a Material Block of Shares; (b) the number of Shares included in the aforementioned Material Block of Shares; and (c) the minimum price at which the Transferring Party wishes to transfer the Material Block of Shares (hereinafter, the “Minimum Price”).

(ii) Within a period of fifteen (15) business days from the date of receipt of the Notification of Intent to Transfer (hereinafter, the “Exercise Period”), the other Party shall inform the Transferring Party in writing whether it wishes to acquire all (and in no case part) of the Material Block of Shares for the Minimum Price (hereinafter, the “Notification of Exercise”).

(iii) If during the Exercise Period the Transferring Party does not receive a Notification of Exercise from the other Party, the Transferring Party may freely transfer all (and in no case part) of the Material Block of Shares to a Third Party within a maximum period of two (2) months from the expiration of the Exercise Period provided that the consideration received by the Transferring Party for the transfer of the Material Block of Shares is greater than or equal to the Minimum Price.

(iv) If the other Party notifies the Transferring Party during the Exercise Period and by the Notification of Exercise, of its intent to acquire the Material Block of Shares for the Minimum Price, the Transferring Party shall be obligated to transfer all of the Material Block of Shares for the Minimum Price within a period of forty five (45) days from the date the Notification of Exercise is received.

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6.7           Direct or indirect transfers in PESA and Grupo Repsol YPF

PESA’s obligation not to transfer its shares in the Company during the Restriction Period stipulated in Clause 6.1.1, shall likewise be applicable mutatis mutandis with respect to the ownership of PESA’s shares or participations and with respect to ownership of shares of all the companies which in turn are shareholders or direct or indirect members of PESA (among them, Petersen PTY, Ltd.), as well as with respect to ownership of the shares or participations of companies adhered to the Shareholders’ Agreement belonging directly or indirectly to the Eskenazi family.

Once the Restriction Period has lapsed, the Eskenazi Family and/or blood heirs shall directly or directly maintain at least sixty percent (60%) of PESA’s shares or participations. Any transfer of PESA’s direct or indirect participation by the Eskenazi Family shall require the prior consent of Repsol YPF. Repsol YPF undertakes not to deny such consent without reasonable justification.

Repsol YPF shall maintain, directly or indirectly, the participation percentages in Repsol Exploración, Caveant and Repsol YPF Capital that are listed in heading I.(4), last paragraph hereof.

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7.           CORPORATE AND OTHER POLICIES

7.1           Public Offering for Sale

The Parties shall attempt through the exercise of their voting rights within the General Meeting or on the Board of Directors, as applicable, to have the Company adopt and execute the Necessary Acts to allow a public offering for sale that would allow certain shares owned by Grupo Repsol YPF to be listed for trading on regulated securities markets (hereinafter, the “OPV”).

The Parties agree that the sale price per Share that is set in the OPV shall be set in view of the “Fair Market Value” and the number of Shares owned by Grupo Repsol YPF that will be transferred through the OPV shall be determined only and exclusively by Grupo Repsol YPF, without in any case the block to be transferred by Grupo Repsol YPF being less than ten percent (10%) of the Company’s capital stock.

Without prejudice to the foregoing, if PESA has paid all the amounts owed as interest and principal corresponding to the Term Loan, PESA may request and it shall have a right, as well as the shares owned by Repsol YPF, for a percentage of its shares of the Company that is directly proportional to the participation that PESA holds, at that time, with respect to all the shares owned by PESA and Grupo Repsol YPF, to be included in the OPV.

PESA may participate in the OPV in the percentage indicated in the prior paragraph provided that the funds that PESA obtains from selling that percentage of shares in the OPV are allocated entirely to pay off the outstanding balance of the Vendor’s Loan, pursuant to the provisions of the Vendor’s Loan.

Grupo Repsol YPF undertakes not to accept offers to purchase and not to transfer shares of the Company in the OPV before the Waiting Period has ended. Additionally, on the basis of said OPV process, Grupo Repsol YPF will not transfer its shares of the Company before the Waiting Period has ended without previously obtaining from the eventual buyer (i) an identical undertaking to that assumed by Grupo Repsol YPF in Clause 7.5 of this Agreement and (ii) commitment to not transfer its shares of the Company before the Waiting Period has ended.

7.2           Acquisitions and reorganization of assets in Latin America

The Parties share the Company’s strategic vision as a leading continental company in the hydrocarbons sector. To execute this vision, it is desirable for the Company to proceed with a certain expansion and diversification of the geographic areas in which its assets are located and its business executed.

To allow for such expansion, the Parties shall enable the Company to study and evaluate the possible acquisition at market price and conditions of certain of grupo Repsol YPF’s businesses and assets in certain jurisdictions in Latin America, which are described in Appendix 7.2 (hereinafter, the “Latin American Assets”). Such acquisition shall be undertaken if it is beneficial and in the best interest and benefit of the Company.

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To proceed with the acquisition of the Latin American Assets, it shall be necessary for such acquisitions, taken as a whole, to be “accretive” (that is to say, “that increase”) for the Company, in relation to its net profit and ability to distribute dividends, both in the short-term and under reasonable medium- and long-term estimates.

The Parties undertake that such acquisitions be made in all cases charged to the financial resources to which the Company has access, and without recourse to its shareholders.

Likewise, for the same purpose, the Parties share the judgment on the convenience of disposing in favor of third parties of certain non-strategic assets in certain areas. The cash flow that such transfers should produce will allow the Company to undertake with greater efficiency the investment plans designed to strengthen and optimize its strategic resources without reducing the dividends paid to its shareholders.

7.3           Dividends

The Parties agree to strengthen a dividend policy that is satisfactory to the Parties and that contributes to the characterization of the Company shares in the market as particularly attractive for their payout.

The Parties agree to distribute as a dividend ninety percent (90%) of the profit of the Company, which will be made in two (2) payments each year.

The Parties shall vote in favor of the corporate resolutions needed for the Company to decided to distribute a special dividend of eight hundred and fifty thousand United States dollars (US$ 850,000,000) which shall be paid (i) 50% during 2008 (25% during the first six months and 25% in the second half of the year); and (ii) the remaining 50% during the year 2009 (25% during the first six months and 25% in the second half of the year).

7.4           Business Plan and Annual Budget

The Company’s business or strategic plan (hereinafter, the “Business Plan”) and the Company’s annual budget (hereinafter, the “Annual Budget”) shall be overseen and presented only by the CEO assisted by the Company’s management, and submitted for approval by the Board of Directors. The Annual Budget shall be submitted for consideration by the Board of Directors at least two (two) months in advance of the end of the current fiscal year. The Business Plan shall have a duration greater than one year.

The minimum content of the Business Plan shall be: (i) the expenses and investments to be made during the next four (4) years; (ii) the estimated revenue during the next four (4) years; and (iii) the debt level forecast during the next four (4) years.

The Annual Budget shall include all of the immediately prior fiscal year, and its minimum content shall be: (i) the expenses and investments to be made during the year; (ii) the estimated income during the year; (iii) the debt level forecast during the year.

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The Parties agree that the Business Plan and the Annual Budget shall, in all cases, be compatible with (i) compliance with the Company’s concession agreements; (ii) the efficient use of the resources of the Company itself; (ii) the reorganization of its assets increasing the value of the Company; (iv) the characterization of the Company shares in the markets as particularly attractive because of their payout; and (v) the investment levels and the performance of projects need to create the Company’s value.

The CEO shall be solely responsible for presenting the Business Plan and the Annual Budget for approval thereof by the Board of Directors. Once the draft Business Plan and/or Annual Budget re presented by the CEO, the Board of Directors may only: (i) approve the Business Plan and/or Annual Budget as they are proposed by the CEO; or (ii) reject the proposed Business Plan and/or Annual Budget entirely. In no case may the Board of Directors modify, add to, amend or supplement or partially approve the CEO’s proposed Business Plan and/or Annual Budget.

In case of non-approval by the Board of Directors of the Business Plan and/or the Annual Budget, the Board of Directors shall limit itself to returning the proposal to the CEO for him to prepare and present a new proposed Business Plan and/or Annual Budget to it.

This new proposal shall be presented within one month from the end of the current fiscal year. Prior to his new presentation, the CEO shall consult with the Chairman of the Board of Directors.

In terms of expenses, when the level of budgetary deviation of expenses or approval of unbudgeted expenses requires the approval of the Board of Directors, as per the Company’s Investment and Expense Rules, the proposal for it to be approved by the Board of Directors shall be the sole and exclusive responsibility of the CEO.

7.5	Commitment of Grupo Repsol YPF with respect to the PESA Tender Offer [OPA] for taking a controlling interest in the Company in the supposed exercise of Option 1 or Option 2

If the Holder of the Option exercise, respectively, Option 1 or Option 2, Grupo Repsol YPF irrevocably undertakes not to participate in the Tender Offer [OPA] that any of them or an Affiliate 100% owned by the Eskenazi Family has to make for shareholders of the Company as a result of the acquisition of more than 15% of the Company’s capital stock. To this end, Grupo Repsol YPF shall present to the CNV, the SEC, and the National Securities Commission, a formal statement to prove that commitment not to participate in the Tender Offer [OPA] under the terms of the pro-forma document that is attached as Appendix 7.5, and any other document that is reasonably required by those authorities to that end.

7.6	Compliance with the terms of the Registration Rights Agreement by the Company

Grupo Repsol YPF and PESA undertake to actively perform all the Necessary Acts for the Company to observe and comply fully with all the terms of the Registration Rights Agreement.

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7.7	Agreement between Grupo Repsol YPF and PESA to modify Article 7d) of YPF’s Corporate Bylaws

Grupo Repsol and PESA undertake to actively perform all the Necessary Acts for the Company to amend its corporate bylaws so as to demand the launch of a Tender Offer [OPA] for 100% of the shares only in the following cases: (i) when an interest equal to or exceeding 15% of the capital stock of the Company is acquired; or (ii) when an interest equal to or exceeding 50% of the capital stock of the Company is acquired, thereby, it shall eliminate the obligation in the bylaws, of launching a Tender Offer [OPA] each time an additional interest is acquired once 15% of the Company’s capital stock has been previously acquired if such acquisition does not exceed 50% of the capital stock of the Company.

8.           INFORMATION

The Parties acknowledge and accept that the Company will provide, through its management line, to Grupo Repsol YPF all the corporate information that it needs to meet its obligations as controlling company of the Company, within the timeframes established by Grupo Repsol YPF. The Parties shall perform all the Necessary Acts to that end.

Likewise, the Company shall provide PESA with the information it needs to perform its obligations as a material shareholder of the Company.

Any of the Parties may obtain a copy of the information provided by the Company to the other. In any case the Corporate Information shall be treated by PESA as confidential, undertaking to maintain that nature strictly while such information is not made public by Repsol YPF and/or the Company, and it may only be used by PESA to perform this Agreement.

The Board of Directors by ordinary majority shall likewise be responsible for taking the measures needed to ensure the flows of information to the Parties for the purpose of performing this Clause.

9.           DEFAULT

Default by any of the Parties with respect to the matters stipulated in this Agreement shall give a right to the other Party in bonis to be indemnified for all damages or losses it may incur as a direct result of this default.

10.           DURATION, MODIFICATIONS, AND ASSIGNMENT

10.1	Duration

This Agreement shall take effect on the day it is signed, and it shall remain in effect during the entire duration of the Company, including all of its extensions, provided that (i) Grupo Repsol YPF is the holder, directly or indirectly, of shares representing at least twelve point five percent (12.5%) of the capital stock of the Company; and (ii) PESA is holder, directly or indirectly, of shares representing at least ten percent (10%) of the capital stock of the Company (hereinafter, the “Effective Period”).

For greater clarity, the provisions of Clause 6.5 shall be applicable to this clause.

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10.2	Accelerated Termination

This Agreement may be terminated in advance and immediately by any of the Parties, notification to the other Party being sufficient therefore, in the cases indicated below:

(i)
If the shareholdings of Grupo Repsol YPF in the Company were below twelve point five percent (12.5%) or that of PESA were below ten percent (10%). Without prejudice to the termination of this Agreement, the Parties shall explore in good faith possible alternative agreements in accordance with their respective participations.

For greater clarity, the provisions of Clause 6.5 shall be applicable in this clause.

(ii)	In case of default on this Agreement by any of the Parties pursuant to the provisions of Clause 9.1, the compliant party shall have the right to terminate this Agreement immediately.

(iii)
If Repsol YPF or PESA cannot provide the other party a sufficient guaranty within thirty (30) business days after its declaration of bankruptcy, the other Party shall have a right to terminate this Agreement immediately.

In such cases the Parties shall be obligated to adopt and provide their consent for such acts, decisions, and agreements as are necessary to terminate this agreement to be adopted.

11.           MISCELLANEOUS

11.1	Modifications

This Agreement may not be modified except if made in writing signed by the Parties and with express and unequivocal mention of the modification agreed.

If any of the Parties does not exercise any right that appertains to it with respect to a specific act or event in virtue of this Agreement, such shall not imply a waiver of that right and it shall not prevent in any manner whatsoever the subsequent exercise of such right with respect to other acts or events during its effective period.

11.2	Assignment

The full or partial assignment, direct or indirect, to a third party of the Agreement or of any of the rights and obligations derived herefrom may not take place – nor be deemed valid – except upon express written consent of all of the Parties, except the adhesion agreements stipulated in this Agreement.

The Parties agree that the Term Loan and the “Securities Documents” (as such term is defined in the Term Loan) signed by PESA by reason of the financing stipulated in the Term Loan, do not imply a breach of this Clause 11.2.

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11.3	Adhesion to the Shareholders’ Agreement

The Holder of the Option who exercises such right in whole or in part shall, in all cases, adhere to this Shareholders’ Agreement by a statement of express will in that sense certifiably notifying Grupo Repsol YPF, at the same time it acquires the Company shares that Grupo Repsol YPF sells it pursuant to such Option 2.

In all cases, as soon as the adhesion to the Agreement by the Holder of the Option , the rights attributed to PESA pursuant to the same, will be understood to be attributed jointly and inseparably to PESA and to the Holder of the Option. To that effect, PESA and the Holder of the Option must exercise their rights in this Agreement through a single representative which shall be communicated to all Parties in the notification foreseen by the previous paragraph.

The Holder of the Option who exercises such option in whole or in part shall have this selfsame adhesion obligation with respect to the Registration Rights Agreement, assuming, pursuant to such adhesion, the same rights and obligations as PESA, constituting with PESA a single party.

11.4	Nonexistence of agreements with other shareholders and with third parties

Grupo Repsol YPF and PESA represent that they have not signed agreements with any other shareholder of the Company. Grupo Repsol YPF and PESA undertake to sign agreements with other shareholders with respect to the ownership or exercise of any rights corresponding to their shares of the Company or which grant rights or privileges of any nature related to the transfer of the shares of the Company.

Grupo Repsol YPF and PESA represent that they have not signed agreements with any other third party, except for the Term Loan and the complementary documents . Grupo Repsol YPF and PESA undertake to sign agreements with other shareholders with respect to the ownership or exercise of any rights corresponding to their shares of the Company or which grant rights or privileges of any nature related to the transfer of the shares of the Company.

11.5	Notifications

All communications between the Parties to this Agreement shall be made in writing and sent by fax and confirmed by certified mail with acknowledgment of receipt to the addresses and persons listed in Appendix 11.4 of this Agreement.

The Parties shall coordinate the time and content of any press release or public announce, in strict observance of the duties and obligations required by applicable precepts.

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11.6	Expenses and fees

Except as otherwise stipulated, the expenses and taxes resulting from signing this Agreement shall be borne by the Party determined by the applicable law.

11.7	Partial nullity

If any clause of this Agreement were declared, in whole or in part, null and void or ineffective, such nullity or ineffectiveness shall only affect such provision or the part thereof that is null or ineffective, the Agreement subsisting in all other matters, and that provision, or the part thereof that is affected, being deemed not placed. The Parties shall hold mutual consultations and shall make their best effort to agree on a valid and enforceable clause that constitutes a reasonable replacement for the null and unenforceable stipulation pursuant to the spirit of this Agreement.

In the cases in which this document stipulates alternate requirements or alternate procedures to reach an agreement or approve a certain matter, if one or more of such requirements or alternate procedure were declared in whole or in part null or ineffective, such nullity or ineffectiveness shall affect only such requirement or procedure or the part thereof that is null or ineffective, the other requirements or alternative procedures stipulated subsisting and being applicable, and such requirement or procedure, or the part thereof that is affected, shall be deemed not put.

11.8	Applicable law

The Parties expressly agree that this Agreement is governed by the laws of the Argentine Republic.

11.9	Jurisdiction

The Parties expressly subject any disagreement or controversy that might arise on this Agreement or its execution, or which is related to it, to legal arbitration, pursuant to the regulation established by the rules and regulations of the International Chamber of Commerce (hereinafter, “CCI”), before (3) arbitrators appointed pursuant to the provisions of this Agreement, the Parties expressly waiving any other forum that might appertain to them.

The Parties state that they know and accept the rules and regulations of the CCI, pursuant to whose rules, if applicable, the arbitration proceeding shall take place.

The arbitration proceeding shall take place in the Spanish language in the city of New York (USA), in the place designated by the CCI.

The legal arbitration shall be subject to Argentine law and three (3) arbitrators shall hear it. Vendor and Purchaser shall appoint one (1) arbitrator, the third of them appointed jointly by the arbitrators so appointed. If the first two (2) arbitrators cannot agree on the selection of the third arbitrator, he shall be appointed pursuant to the current rules of the CCI.

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Likewise, the prosecution of the arbitration proceeding shall be subject to the rules and regulations of the CCI.

The Parties shall request that the arbitrators include in the arbitration decision an express decision on the costs. The decision on costs shall be proportional to the estimate of the claims of the Parties contained in the arbitration decision.

The arbitration shall in all cases be final and the Parties are bound to perform and to voluntarily go through the provisions of the arbitration decision, within the timeframes set by common accord at the start of the arbitration proceeding. On lack of agreement, the provisions of the CCI Regulation shall be applicable.

Subsidiarily, and if necessary, especially in relation to the forced execution of the arbitration, the holding of the preparatory proceedings as well as the request for injunctions or measures of any other type, the Parties subject themselves, with express waiver of any other forum that might appertain to them, to the Courts and Tribunals of the city of Madrid or of city of Buenos Aires at the discretion of the complainant Party.

In relation to requests for injunctions or preventive orders related to the application of this Agreement:

(i) the Parties subject themselves, with express waiver of any other forum or jurisdiction, the Courts and Tribunals of the city of Madrid or city of Buenos Aires, at the discretion of the party complainant, to request injunctions related to the regime to transfer shares stipulated in Clause 6 of this Agreement.

(ii) the Parties subject themselves, with express waiver of any other forum or jurisdiction that might appertain to them, to the arbitration body and procedure to which they submit themselves in this Clause 11.8, to request injunctions related to the rest of the Clauses of the Agreement, and especially in relation to Clauses 4, 5, and 7 hereof.

11.10	Initialization of the Agreement

The Parties expressly authorize Messrs. Enrique Hernández Pérez, in behalf of Grupo Repsol YPF, and Mr. Mauro Renato Dacomo, in behalf of PESA, to initialize each and every one of the pages of this Agreement, including Appendices, and copies thereof.

11.11	Notification of the company

The Parties undertake to notify the Company of this Agreement on the date hereof.

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11.12	Entirety of the Agreement

This Agreement constitutes the entirety of that agreed by the Parties in relation to the matters treated herein and it shall prevail over any other prior agreement or understanding in relation to the same matters.  All the Appendices to this Agreement constitute an integral part hereof.

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AND IN WITNESS WHEREOF, the Parties sigh this Agreement in five (5) copies with one single effect in the place and on the date indicated in the heading.

REPSOL YPF, S.A.	REPSOL EXPLORACIÓN, S.A.
Mr. Antonio Brufau Niubó	Mr. Nemesio Fernández-Cuesta Luca de Tena
CAVEANT, S.A.	REPSOL YPF CAPITAL, S.L.
Mr. Fernando Ramírez Mazarredo	Mr. Fernando Ramírez Mazarredo
PETERSEN ENERGÍA, S.A.
Mr. Matias Eskenazi Storey

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LIST OF APPENDICES

b

Appendix 1	Definitions

Appendix 7.2	Repsol YPF’s exploration businesses and assets

Appendix 7.5	Agreement not to participate in the Tender Offer [OPA]

Appendix 11.5	Notifications

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Appendix 1
Definitions

“Agreement”
Means the present agreement entered into by and between shareholders signed by the Parties in the date presented in the title with all its annexes and possible modifications agreed to by the Parties in accordance with the foreseen in the same.

“Necessary Acts”
Means, in relation to the results whose obtainment is required, all measures that are reasonable in business terms and which, within the legal authority of the Party in charge of performing those “Necessary Acts” is pertinent for the purposes of obtaining such result. Such measures include, without limitation, (a) attending the corresponding meetings and casting votes with respect to all of the shares of which the Party obligated to perform the “Necessary Acts” owns; (b) instructing the Directors appointed by or at the proposal of such Party to convene meetings of the board of directors and/or meetings and to vote favorably in meetings of the board of directors and/or make entries into the corporate books and pertinent registries, and to make presentations and/or notifications to Caja de Valores S.A., the CNV, the Buenos Aires Stock Exchange, the SEC, the Inspectorate General of Justice, the ADR depositary and any other authority or body which is necessary in order to obtain the result sought, and which are performed pursuant hereto or to order that they be removed from their positions if they do not perform such acts or do not act pursuant hereto; (c) preparing, executing, and/or signing documents, presentations and notifications and/or registrations or similar acts that are required in order to reach the aforementioned result; (d) adoption by the Parties of other legitimate and suitable means to prevent third parties alien to this Agreement from jeopardizing the effectiveness of its provisions, as well as to give instructions and recommendations to the directors designated by or proposed by the Party in relation to such measures to defend the Agreement.

“Affiliate”	Shall mean:

a)           those companies or natural persons who hold a participation or control, under any title or for any reason, directly or indirectly, more than 50% of the capital stock and the votes of any of the Parties;

b)           those companies whose capital stock and votes are by more than 50%, under any title or for any reason, directly or indirectly, owned or controlled by any of the Parties;

c)           those companies whose capital stock and votes are by more than 50%, under any title and for any reason, owned or controlled by companies or natural persons who fall under subparagraphs “a” and “b”, above.

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“CCI”	Means the International Chamber of Commerce.

“Executive Committee”	Means the collegial body cited in Clause 5.3.4.

“Management Committee”	Means the collegial body cited in Clause 5.3.5.

“Company”	Means the company YPF, S.A.

“Purchase and Sale
Agreement”	Means the purchase and sale agreement for 14.9% of the shares of the Company, signed on February 21, 2008 by and between PESA and GRUPO REPSOL YPF.

“First Option Agreement”	Means the option agreement signed today by and between Repsol YPF and Messrs. Eskenazi.

“Second Option Agreement”	Means the option agreement signed today by and between Repsol YPF and the Holder of the Option.

“COO”	Means the person who shall be appointed by the Board of Directors pursuant to Clause 5.5.3.

“PESA”
Means Petersen Energía S.A., and/or any company 100% owned or controlled, directly or indirectly, by the Eskenazi Family that adheres to this Agreement as a party pursuant to the provisions of Clause 11.3.

“Directors designated by Repsol YPF”	Means the Directors that Grupo Repsol YPF has a right to designate, both full and alternate Directors, from among the Directs that are appointed by Class D

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Shares.

“Directors designated by PESA”	Means the Directors that PESA has a right to designate, both full and alternate Directors, from among the Directs that are appointed by Class D Shares.

“Independent Directors	Means the Company directors who meet the requirements to be deemed independent directors pursuant to the regulations applicable to the Company, including Decree 677-2001 and the CNV rules.

“Eskenazi Family”
Means, jointly, Messrs. Eskenazi and/or their heirs, and individually and indistinctly, any of them, as well as (a) the spouses and/or the straight-line descendents (including adopted children) of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey and/or Mr. Ezequiel Eskenazi Storey, (b) any trust to the exclusive benefit of any person or persons cited in clause (a), (c) any family trust, partnership or limited-liability company established for the sole benefit of any person or any persons mentioned in clause (a), or for the purposes of estate planning, of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey and Mr. Ezequiel Eskenazi Storey, and/or (d) their heirs, executors named by testator, executors designated by probate court, curators or conservators of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi Storey, any of them, or a trust established in virtue of any of their wills after their death or disability.

“Default / Breach”
Means (i) any full default of material obligations; (ii) defective, repeated, and uncured performance of material or formal obligations; (iii) prolonged arrears in the performance of any obligations; assumed by any of the Parties in virtue of this Agreement or the agreements or contracts to which it refers.

“Meeting”	Means the shareholders’ meeting .

“Applicable Law”	Means the Laws of the Argentine Republic.

“Option 1”	Means Messrs. Eskenazi’s option to acquire from Repsol YPF up to 0.1 percent (0.1%) of the capital stock of the Company pursuant to the First Option Agreement.

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“Option 2”	Means the option of the Holder of the Option to acquire from Repsol YPF up to ten percent (10%) of the capital stock of the Company pursuant to the Second Option Agreement.

“OPV”	Means Public Offering for Sale of shares.

“Transferring Party”	Has the meaning established in Clause 6.5.

“Minimum PESA Participation”
Means a participation in the Company’s capital stock by PESA and/or any company 100% owned or controlled, directly or indirectly, by the Eskenazi Family, calculated without taking into account any dilutions that such participation might suffer because of increases in capital stipulated in Clause 4.3(i) or such other increases as are adopted without the favorable vote of PESA, equivalent (i) in the instance where Option 2 has not been exercised, to 10%; (ii) if Option 2 has been fully exercised, 15%; and (iii) if Options 2 was partially exercised, at the percentage resulting from adding to the 10% participation (applicable if Option 2 was not exercised), the percentage resulting from reducing proportionally by 5% (percentage difference between the case of a full exercise of Option 2 and non-exercise) the percentage at which Option 2 was exercised (never being able to exceed the 15% applicable in the case of full exercise of Option 2).

“Business Plan and Annual Budget”	Means the business plan and annual budget of the Company.

“Party” or “Parties”	Mean either Grupo Repsol YPF or PESA or both, as the case may be.

“Waiting Period”	Means the 3 (three) month period starting from the execution of this Agreement.

“Restriction Period”	Means the 5-year period for which PESA undertakes not to transfer its shares voluntarily, pursuant to the provisions and the exceptions stipulated in Clause 6.1.1.

“Effective Period”	Means the duration of the Agreement, as established in Clause 10.1.

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“Subsidiary of the Company”
Means (a) those companies or legal entities whose capital stock and votes are, under any title or for any cause, directly or indirectly more than 50% owned or controlled by the Company; or (b) owned or controlled, in turn, by any company or entity owned or controlled by the Company .

“Material Subsidiary”	Means any Subsidiary of the Company that represents at least 5% of the Company’s net consolidated capital.

“Tag-along”	Means the right of joint sale to PESA in sales of Material Blocks to third parties by Repsol YPF as stipulated in Clause 6.4.

“Term Loan”	Means the finance agreement signed by PESA with specific financial entities that is attached as Appendix E-IX to the Purchase and Sale Agreement, signed on February 21, 2008.

“Holder of the Option”
Means Messrs. Eskenazi and/or any company, 100% controlled, directly or indirectly, by the Eskenazi Family and/or any member of the Eskenazi Family, or those that met the requirements of Clause 6.7 of this Agreement.

“Vendor’s Loan”	Means the finance agreement signed by the Parties on February 21, 2008, which is attached as Appendix E-X to the Purchase and Sale Agreement.

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Appendix 7.2

[NOT FILED]

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Appendix 7.5

Agreement not to participate in the Tender Offer [OPA]

[Place and Date]

[National Securities Commission]
[National Securities Exchange Commission]
[Securities and Exchange Commission]

Dear Sirs:

We are writing to you, in order to inform you that, (i) due to the statement of Petersen Energía, S.A. (PESA) or another entity of Grupo Peterson of its intent to acquire 20,000 Class D shares of YPF, S.A. (the “Company”) (the “Additional Purchase”) after the date on which the purchase by PESA from Grupo Repsol YPF of 58,603,606 Class D shares of the Company implemented through the purchase and sale of stock agreement signed by and between PESA and Grupo Repsol YPF on February 21, 2008, takes place; and (ii) in virtue of Clause 7.5 of the Shareholders’ Agreement dated February 21, 2008 by and between Grupo Repsol YPF and PESA:

(a)
Grupo Repsol YPF has undertaken not to participate, from the date hereof until [ ] (the “Abstention Period”), in the public offer to acquire shares of the Company made by PESA or another entity of Grupo Petersen as a result of the Additional Purchase, in virtue of the provisions of Article 7 of the Company’s Corporate Bylaws, either through the sale, offer to sell shares or other securities convertible into shares, if they exist, and/or American Depositary Shares (“ADS’s”) and their respective American Depositary Receipts (“ADR’s”) belonging to Grupo Repsol YPF in the Company, or the execution by Grupo Repsol YPF of any transaction in virtue of which the economic value of its shareholdings in the Company is transferred;

(b)
The commitment assumed by Grupo Repsol does not cover any other public offer to acquire or analogous offer (i) made by any person other than PESA or another entity of Grupo Petersen or (ii) made by PESA or another entity of Grupo Petersen as a result of any reason other than the Additional Purchase.

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Appendix 10.4

Notifications

Grupo Repsol YPF
Paseo de la Castellana no. 278-280

28046 Madrid (Spain)

Fax:  (34) 91 348 04 47

Attention:  Corporate Director of Strategy and Development

With copy to

Fax:  (34) 91 348 40 86

Attention:  Corporate Legal Director

PESA	Cerrito 740, 1st Floor C 1010 AAP City of Buenos Aires (Argentina) Fax: (54) 11 55 55 01 00 Attention: Mr. Ignacio Moran With copy Fax: (54) 11 55 55 01 00 Attention: Mr. Mauro Dacomo

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Company	Avenida President Roque Sáenz Peña, 777 C 1035 AAC City of Buenos Aires (Argentina) Fax: 54) 11 50 71 57 72 Attention: Director Legal Matters

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